INVEST IN **TBJ GOURMET**

We upcycle delicious bacon into spreadable bacon jam!


T.BJ
GOURMET
CLASSIC
UNCURED
BACON JAM
a sweet and savory spread

tbjgourmet.com West Chester

Retail | Food | B2C | Food Tech | B2B

Highlights

1. 100% annual revenue growth since last raise
2. $6M in total revenue. Bootstrapped AND profitable since inception.
3. $2.5 million in revenue since last raise
4. National distribution with major Food Service, Grocery and Specialty partners.
5. Margins above industry standard
6. Award-winning, best in class products.
7. Leading the Upcycled Food Revolution

Our Team



Michael Oraschewsky Chief Executive Boar

Opened his first restaurant at 23 and has been leading teams of passionate food professionals since.

We love bacon and we hate to see waste. So when we saw that large bacon produces had some pieces of bacon



Opened his first restaurant at 23 and has been leading teams of passionate food professionals since.

We love bacon and we hate to see waste. So when we saw that large bacon produces had some pieces of bacon that were not perfect enough to fit in the sliced bacon package bu were just too delicious to waste we had to act!



Bruce J Kramer President



A Drexel Engineer and home brewer, Bruce decided to go all in as a food entrepreneur with his idea.



Elaine Brown VP of Sales

Elaine started as a wholesale customer then joined the team full time to spread the word to others.



David Parnell Chief Operations Officer

David has operated a diverse range of food businesses. These include a grass-fed cattle ranch, mobile farmers markets, and a traditional brick and mortar specialty outlet.



Jeffrey McCary Co-founder



Alex Oraschewsky Director of E-Commerce and Social Media

Graduate of Pitt University, passionate food photographer, and youth wrestling coach.

Pitch


You should join our journey if....
Sustainability and innovation are important
You invest in high growth companies
You are passionate about FOOD


TBJ GOURMET™
spreadable
bacon...
FINALLY!
UNCURED BACON JAM


WE SAVE YOUR BACON ...literally!
Fresh pork is sliced into little strips of heaven
The "ugly" pieces are sent to TBJ
The rescued bacon is simmered to spreadable perfection.
UNCURED BACON JAM
250,000 LBS



RESCUED FROM BEING WASTED



Source: Datassential
34%
of the population knows it
12%
have tried it
Awareness highest among Millennials and Hispanic consumers



SALES GROWTH OF SPECIALTY FOOD VS. ALL FOOD AT RETAIL
12.9%
SPECIALTY FOOD
1.4%
ALL FOOD
0
2
4
6
8
10

Source: Mintel/SPINS/IRI



TBJ GOURMET



National distribution in food service, retail and B2C
unfi
united natural foods
KeHE
Gordon FOOD SERVICE
Good things come from Sysco
Di Bruno Bros.
Walmart
amazon.com
Philabundance
TBJ GOURMET



UPCYCLED
FOOD
ASSOCIATION


350,000 lbs of bacon rescued
TBJ
GOURMET

Awards and recognition


emerging leaders
U.S. Small Business Administration
Celebrity Chef
ROBERT IRVINE
to host
Chicago Tribune
TBJ
2019 SUMMER SHOW
NEW PRODUCTS
BEST
WSJ
LA Times
THE SCORE FOUNDATION PRESENTS
SCORE Awards
Goldman Sachs
10,000 small businesses

Just the Numbers

1 $6mm in total revenue. Bootstrapped AND profitable since inception.

2 $1,500,000 revenue last year at 50% GPM (10% above industry standard)

3 We were able to navigate the disruptions caused by COVID 19 and continue to grow through it all.

4 5,000 restaurants serving our products

5 Products on 7,500 grocery stores shelves.

TBJ GOURMET


TBJ
GOURMET

Downloads

Sept9CupsPOS.pdf

Sept9JarPOS.pdf

Obj41New.pdf